EXHIBIT 99.1

NewsRelease

TC Energy signs equity option agreements with Indigenous communities across the Coastal GasLink project corridor

Calgary, Alberta – March 9, 2022 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) announced signing of option agreements to sell a 10 per cent equity interest in the Coastal GasLink Pipeline Limited Partnership to Indigenous communities across the project corridor. The opportunity to become business partners through equity ownership was made available to all 20 Nations holding existing agreements with Coastal GasLink. The Nations have established two entities that together currently represent 16 communities who have confirmed their support for the option agreements: CGL First Nations Limited Partnership and the FN CGL Pipeline Limited Partnership. The formal establishment of these agreements comes from interest expressed by Indigenous groups across the project corridor to become owners in Coastal GasLink alongside Alberta Investment Management Corporation, KKR, and TC Energy.

The equity option recognizes the important relationship that TC Energy and Coastal GasLink have with the Indigenous groups along the approved pipeline route and the desire to be true partners. The equity option is in addition to 20 agreements Coastal GasLink has with Indigenous groups along the route which provide opportunities for contracting and employment as well as other long-term benefits. The equity option is exercisable after commercial in-service of the pipeline, subject to customary regulatory approvals and consents, including the consent of LNG Canada.

Quotes

“The finalization of the option agreement represents a historic milestone in our desire to participate as equity owners in Coastal Gaslink. For many of us, this marks the first time that our Nations have been included as owners in a major natural resource project that is crossing our territories. This deal is important because it demonstrates the value First Nations can bring as true partners in major projects.”
•Chief Corrina Leween, Cheslatta Carrier Nation which is a member of the CGL First Nations Limited Partnership Management Committee

“For years we have watched industry and governments generate revenues from the operations of their projects, while we live with the impacts. This investment in Coastal Gaslink will finally start to shift the landscape, aligning industry and Indigenous peoples’ interests over the entire life cycle of a project.”
•Chief Justin Napoleon, Saulteau First Nations which is a member of the FN CGL Pipeline Limited Partnership

“We are proud to advance our relationships with the Indigenous communities across the route through equity ownership in Coastal GasLink. Together, as business partners, we have the opportunity to learn, grow and change the way energy is developed in Canada. This is one of the ways we can advance reconciliation.”
•François Poirier, TC Energy President and Chief Executive Officer

“We recognize that enduring relationships need to include long-term economic opportunities that support the resiliency of Indigenous communities. We continue to learn a great deal from these relationships and value the opportunity to become true partners with Indigenous communities throughout the lifecycle of this Project.”
•Bevin Wirzba, Coastal GasLink President

About Coastal GasLink
Coastal GasLink is constructing a 48-inch-diametre, 670-kilometres (416 miles) pipeline to safely transport natural gas from the Groundbirch area west of Dawson Creek, B.C., to the liquefied natural gas export facility being constructed by LNG Canada and its joint-venture partners near Kitimat, B.C. Before construction began, the approved Coastal GasLink route was determined by considering Indigenous, landowner and stakeholder input, the environment, archaeological and cultural values, land use compatibility, safety, constructability and economics. Coastal GasLink will meet strict environmental and safety standards, while helping to meet the growing demand for cleaner energy. Over the course of the project, Coastal GasLink will create over 4,500 short-term jobs, which will bring millions in economic benefits to local communities. With a commitment to hire local and Indigenous first, Coastal GasLink is delivering jobs and contracting opportunities that benefit northern B.C., the province and the Canadian economy. TC Energy will operate the pipeline once in-service. Coastal GasLink will have an initial capacity of 2.1 billion cubic feet per day (bcf/d) and represents the first direct path to connect abundant Western Canadian Sedimentary Basin supply to global markets. To learn more, visit CoastalGasLink.com.

About TC Energy
We are a vital part of everyday life — delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and liquids pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, innovation, responsibility, collaboration and integrity, our people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Natasha Westover
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522